   Investor Presentation  September 2021  Filed by Super Group (SGHC) LTD pursuant to Rule 425under the Securities Act of 1933and deemed filed pursuant to Rule 14a-12under the Securities Exchange Act of 1934Subject Company: Sports Entertainment Acquisition Corp.(File No. 001-39583)

 Disclaimer  This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Sports Entertainment Acquisition Corp. (“SEAH”) and SGHC Limited and its subsidiaries (the “Company”). The information contained herein does not purport to be all-inclusive and none of SEAH, the Company or their respective directors, officers, stockholders or affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation or any other written or oral communication communicated to the recipient in the course of the recipient’s evaluation of SEAH or the Company. The information contained herein is preliminary and is subject to change, and such changes may be material. The Company’s business is subject to a number of risks that are not described in this Presentation, including those set forth in the description of forward-looking statements below and in the Summary of Risk Factors at the end of this Presentation, which are to be further described in the registration statement expected to be filed by Super Group (SGHC) Limited (“NewCo”) with the SEC on Form F-4 (the “Registration Statement”), which will contain a preliminary prospectus and proxy statement.This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of SEAH, the Company or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision.No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this Presentation.Forward-Looking Statements. Certain statements in this Presentation are forward-looking statements. Forward-looking statements generally relate to future events or SEAH’s or the Company’s future financial or operating performance. For example, projections of future Gross Gaming Revenue, Net Gaming Revenue, EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SEAH and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against SEAH, the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of SEAH, or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of SEAH or the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; (10) the possibility that SEAH, the Company or the combined company may be adversely affected by other economic, business and/or competitive factors, such as the COVID-19 pandemic; (11) the Company’s estimates of its financial performance, expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (12) PJT Partners Holdings LP, an affiliate of PJT Partners LP, holds Class B Common Stock in SEAH through SEAH’s sponsor, as well as private placement warrants, and as a result PJT Partners LP may have a potential conflict of interest regarding the Business Combination; (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SEAH’s final prospectus relating to its initial public offering dated October 5, 2020 and in subsequent filings with the Securities and Exchange Commission (“SEC”), including the proxy statement/prospectus relating to the Business Combination expected to be filed by NewCo.  2

 Disclaimer (cont’d)  Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not rely on forward-looking statements, which speak only as of the date they are made. None of SEAH, the Company or NewCo undertakes any duty to update these forward-looking statements.Non-IFRS Financial Measures. This Presentation includes certain financial measures not presented in accordance with International Financial Reporting Standards or International Accounting Standards issued or adopted by the International Accounting Standards Board (“IFRS”), including, but not limited to, EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Gross Gaming Revenue and Net Gaming Revenue, in each case presented on a non-IFRS basis, and certain ratios and other metrics derived therefrom. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies.The Company believes these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. Please refer to footnotes where presented on each page of this Presentation or to the Glossary of Terms found at the beginning of this Presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measures evaluated in accordance with IFRS.This Presentation also includes certain projections of non-IFRS financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable IFRS financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable IFRS measures is included and no reconciliation of the forward-looking non-IFRS financial measures is included.Use of Projections and Preliminary Financial Information. This Presentation contains financial forecasts with respect to the Company’s projected financial results, including Net Gaming Revenue and Gross Gaming Revenue, for the Company’s fiscal years 2021 and 2022, as well as long-term guidance. Neither the Company’s independent auditors, nor the independent registered public accounting firm of SEAH, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including those references under “Forward-Looking Statements”. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.  3

 Disclaimer (cont’d)  Industry and Market Data. In this Presentation, SEAH and the Company rely on and refer to certain information and statistics obtained from third-party sources including reports by market research firms and results of peer companies. Neither SEAH nor the Company has independently verified the accuracy or completeness of any such third-party information. You are cautioned not to give undue weight to such industry and market data.This Presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, (C), (R) or TM symbols, but SEAH and the Company will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.Additional Information. In connection with the proposed Business Combination, NewCo intends to file the Registration Statement with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will include both the proxy statement to be distributed to holders of shares of SEAH’s common stock in connection with SEAH’s solicitation of proxies for the vote by SEAH’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of NewCo to be issued in the Business Combination. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. SEAH’s stockholders and other interested persons are advised to read, when available, Registration Statement, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, the Company, SEAH and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of SEAH as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the Registration Statement, preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s web site at www.sec.gov.Participants in the Solicitation. SEAH and its directors and executive officers may be deemed participants in the solicitation of proxies from SEAH’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in SEAH is contained in SEAH’s final prospectus relating to its initial public offering dated October 5, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available.The Company’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SEAH in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination when available.  4

Presenters

Super Group Management



Neal Menashe
CEO
- 23+ years in the online gaming industry
- Responsible for the development and execution of the business vision, strategy and growth



Richard Hasson
President and COO
- 12+ years in the online gaming industry
- Responsible for corporate development, strategy and commercial operations

SEAH Management



Eric Grubman
Chairman and CFO of SEAH
Designated Chairman of Super Group
- Relevant Experience: 30+ years
- Former executive at On Location Experiences ("OLE"), the NFL, and Goldman Sachs



John Collins
CEO of SEAH
Designated Board Member of Super Group
- Relevant Experience: 30+ years
- Former executive at OLE, NHL, the NFL's Cleveland Browns, and the NFL

5

   Our Winning Hand  To provide first-class entertainment to the worldwide betting and gaming community  Our Vision  6  Global sports brand and multi-brand casino   …to drive global awareness  World-wide focus  …to reach as many customers as possible  Data-driven  …to make the best possible decisions in real time  Culture  …customer centric and responsible

Super Group Overview

Providing first-class entertainment to the worldwide betting and gaming community for over 20 years betway

Single-brand online sportsbook

- *Global footprint & market share*
- *Strategic partnerships with teams and leagues worldwide*
- ***Profitable and high-growth sports betting offering***

spin

Multi-brand online casinos

- *Established market leadership in high-growth markets*
- *Data-led digital and affiliate marketing campaigns*
- ***Robust free cash flow with potential for further upside***

$1.5bn+
Estimated 2021 Net Gaming Revenue

$350m+
Estimated 2021 Operational EBITDA

2.5m+
Monthly Active Customers[1]

31%
2020-22 Operational EBITDA CAGR

24/7
Live Sports Coverage

60+
Betway Brand Partnerships

Super group sghc

[1] Average of the first six months of 2021.

7

   Established Global Footprint with Room to Expand  Highlights  Fully scaled operations with ~3,700 employees across 17 in-country teams; product offered in 26 languages  Licensed in 23 jurisdictions (excluding the US)  Over $44bn in wagers in the last twelve months1  2020 Revenue Mix by Geography  8  $1.1bn NGR2  Europe  Americas  RoW  Africa  1 12 months ended June 2021.2 See “Reconciliation to Financial Statements in F-4 – NGR.”  Sources:Fully scaled operations with ~3,700 employees across 17 in-country teams; product offered in 26 languages (draft F-4, EP 134 as of 9/9/2021)Over $44bn in wagers in the last twelve months (draft F-4, EP 215 as of 9/9/2021)Licensed in 22 jurisdictions (excluding the US) (draft F-4, EP 215 and EP 218-219 as of 9/9/2021)From Oakvale: “F4 is not pro forma for the whole group while the IP is. If you pf the whole group then the number of licensed jurisdictions is 23”2020 Revenue Mix by Geography: Americas 48%, Europe 22%, Africa 12%, rest of world 18% (draft F-4, EP 215 as of 9/9/2021)From Oakvale: “Definition of revenue. We did the pie chart in the IP as NGR less VAT/GST. This maps out to the business section of the IP. Will not map out to Alinda’s numbers in the MD&A due to the pro forma of the group and also the definition of revenue (MD&A would not deduct GST/VAT)”$1.0bn NGR (draft F-4, EP 215 and EP 217 as of 9/9/2021)

 9        Net Gaming Revenue1 ($m)     CAGR 30%  Strong Financial Position and User Growth  Super Group has exhibited strong topline growth driven by global expansion and new users  Average Monthly Active Users (m)  CAGR 65%  See EP 263 for presentation of monthly active users in F-4 (draft F-4, EP 263 as of 9/9/2021)  1 See “Reconciliation to Financial Statements in F-4 – NGR.”

 We Benefit from Strong Industry Tailwinds  10    Shift to mobile and digital gaming accelerated by COVID-19 pandemic  Growing importance of having a strong online casino offering to anchor sports betting offerings    Driving efficient CAC through data analytics and behavioral science            Increasing focus on profitability and a sustainable financial model                Industry consolidation and strategic activity; we have a strong, debt-free balance sheet and plan to actively pursue M&A              Regulatory momentum globally, especially in key markets such as the United States, Canada and Germany                          Controlling the data, analytics and tech stack that drives our marketing and operations

We Are Uniquely Positioned in the Global Online Gaming Industry

								Pending Transactions	
	Super group (sghc)	Flutter	Entain	888 Holdings[1]	DraftKings	Penn National Gaming, Inc.[2]	Rush Street Interactive	Golden Nugget Online Gaming	S
Digital Only	✓				✓		✓	✓	✓
Global Footprint	✓	✓	✓						
Control of Tech Stack	✓	✓	✓	✓	✓				✓
Single Sports Brand	✓				✓		✓	✓	✓
Online Casino Breadth	✓	✓	✓	✓		✓			
Profitable	✓	✓	✓	✓		✓			
Debt Free	✓				✓		✓	✓	✓

[1] 888 Holdings pro forma for announced acquisition of William Hill International.
[2] Penn National Gaming pro forma for announced acquisition of Score Media and Gaming.

Super group sghc
11

Continuing to Execute on Growth Strategy

- **Strong 1H21 Operating and Financial Performance**
- **Continued Engagement with Key Brand Partners**
- **Positive Regulatory Momentum**
- **Launched in More International Markets**
- **Now Live in Four US States**
- **Continued Investment in Technology and Data Analytics to Drive Outsized Performance**

Super group sghc

12

 Digital Pioneers Driven by Data    13  Data & analytics is an integral part of our DNA – it allows us to make the right decisions at the right times in the right markets  Robustness: All potential variables and scenarios are considered when making a decision  Accuracy: Data is collected in real time using best-in-class technology  Uniformity: Decisions across the group are based on the same data  Data is the building block of every decision Super Group takes

 Sophisticated Data and Analytics Enhances Customer Experience  Customer-level AI identifies customer attributes and provides real time highly personalized offering  14  Data & analytics creates a feedback loop constantly improving offering with every customer interaction  100+ million data points analyzed per day on average  Millions of customer data points per day  Data and analytics platform  Marketing systems  Products and offering    New and Existing Customers   Feedback loop  Millions of customer data points per day      Feedback loop

   Super Group is Highly Technologically Agile  Simplified Technology Stack  Technology Stack Highlights  Proprietary data and analytics engine is overlaid across all core technology stacks  Product Offering    Proprietary PAMs and Sportsbooks  3rd Party PAMs and Sportsbooks  Proprietary or Exclusively Licensed  3rd Party  15  Core Super Group Technology  Own Content  3rd Party Content  3rd Party Integrations  Data and Analytics Engine  We operate a mix of own technology and long-term partnerships with leading third-parties  Agreement with one of the leading gaming software and content providers for the exclusive use of their sportsbook

 Case Studies: Proven Ability to Enter New Markets     16  1 GGR figures rebased to 1.0x at go live month.2 Market entry defined as marketing go live date. 3 GGR per month converted from EUR to USD for the per month figure. GGR rebased figures taken from EUR and not converted to USD to show undisturbed growth.  Market 1  7.6x  Marketing Go Live Date  GGR After 24 Months   1 -12 Months GGR Growth  GGR After 12 Months  13 - 24 Months GGR Growth  16.5x  16.5x increase in revenue 24 months after marketing began  12.6x increase in first time depositors 24 months after marketing began    ~$145k GGR per month    ~$2.35m GGR per month     1 -12 Months GGR Growth  GGR After 12 Months  Marketing Go Live Date  13 - 24 Months GGR Growth  GGR After 24 Months  7.9x  10.3x  10.3x increase in revenue 24 months after marketing began  13.6x increase in first time depositors 24 months after marketing began    ~$175k GGR per month    ~$1.75m GGR per month  Market 2  Gross Gaming Revenue (GGR) Since Market Entry1,2,3  Super Group is an expert at launching and scaling in fully licensed new markets

 Loyal and Engaged User Base  17      Q4 2020            2020  2017  2019  2018  Pre-2017  Q3 2020  Q2 2020  Q1 2020  Q4 2019  Q3 2019  Q2 2019  Q1 2019  Q2 2021  Q1 2021  Over 45% of last twelve months GGR generated by customers acquired before 20201    2021  GGR by cohort  1 12 months ended June 2021.

   Market access agreement in place for the Betway brand pending regulation    Betway brand due to be live by February 2022    Betway brand live in state  Replicating Success in Growth Markets in North America  Super Group has executed a binding, definitive agreement to acquire US-based Digital Gaming Corporation (“DGC”), subject to regulatory approvals and other customary closing conditions; DGC is already licensed in multiple US states and is applying for licenses in others  18    1 Market access in the US through DGC.2 Where legally allowed based on local state and provincial regulations.    Market access in up to 11 US States1 with plans to operate across N. America2  Leverage partnerships with global sports brands

                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                   Super Group is Poised for Significant Future Growth…  19                          $62bn            Online Casino  Sports Betting  Global Online Betting and Gaming GGR ($bn)1  2025 online casino & sports betting is expected to reach $109bn and we are well positioned for this opportunity  1 H2 Gambling Capital.  H2 GGR figures cited in F-4 received 9/9/2021 on EP 217  CAGR 10%  1. Proven success in entering new markets20+ years of experience in entering and scaling in new markets  2. High brand awarenessDriven by successful sponsorship and one brand approach  3. Flexible technologyAdaptable technology stack to capture nuances of individual markets   4. Data driven approach to analyticsLarge and ever-growing database to tailor experience to constantly evolving customer profiles

...With Additional Opportunities to Further Scale the Company

A public listing establishes a US equity currency that will help facilitate additional growth opportunities

Tuck-in M&A	• Ability to use our public currency to execute on our acquisition strategy • Acquire companies with high value technology • Acquire B2C online casino and sports betting companies in key regional markets
Strategic Partnerships	• Commercial comfort for new partners • Ability to offer partners non-cash consideration in commercial deals
Enter New Markets	• Leverage brand and successfully penetrate new markets
Consolidating Industry	• Public currency allows Super Group to participate in today's active M&A environment sghc Super group

20

 Benefits of Operating Leverage (BAU1 Model)  21  Estimated Net Gaming Revenue ($bn)  25% historic NGR CAGR driven by ability to scale organically in new markets; trend to continue through new market launches and continued growth in existing markets. BAU model assumes only organic growth  21     Note: Derived from BAU model, excludes DGC and investment in the US. Historic numbers reported in EUR and converted to USD at the average monthly exchange rate. Blended yearly EUR:USD of 1.20 (2019), 1.14 (2020), 1.22 (2021 & 2022)1 Business as Usual.  Estimated Operational EBITDA ($m)  2019A  $1.1  2021E  2020A  2022E  $0.9  $1.5+  $1.7+  CAGR 25%  29%  35%  13%  Super Group % YoY Growth  $350+  2019A  2020A  2022E  2021E  $420+  CAGR 103%  % of NGR  22%  23%  25%  390%  43%  20%  % YoY Growth  6%

 Strong and Efficient Free Cash Flow Conversion  22  Operational EBITDA     Less: Interest Expense  Debt-free balance sheet with no financing obligations   Less: Tax Expense  Super Group is domiciled in a low-tax jurisdiction   Less: Capex  Mix of third-party and owned technology reduces capex requirements   Free Cash Flow  Enables pursuit of M&A or return capital to shareholders  Super Group generates strong free cash flow conversion that directly benefits our shareholders    =  ~75% cash flow conversion in 20201  1 Cash flow conversion defined as Operational EBITDA less interest expense, tax expense and capital expenditures.

Proposed Transaction Summary

- SEAH has agreed to combine with Super Group based on a $4.75 billion pre-money equity valuation
- Assumes Super Group shareholders receive $465 million cash consideration and $4.29 billion of equity consideration
- Transaction to be funded by $450 million of cash currently held in trust, and $300 million from Super Group's balance sheet
- >70% of Super Group shareholders by value will retain 100% of their respective pre-transaction stakes
- Earn-out award of up to 10% of Super Group roll over equity[2] to be granted to Super Group shareholders upon achievement of certain performance hurdles
- After giving effect to the transaction, the company will have approximately $205 million of unrestricted cash with public equity currency to accelerate growth
- Pro Forma implied EV of $4.64 billion, or 13.3x 2021E Operational EBITDA

Illustrative Sources and Uses ($m)

Sources		Uses	
SEAH Cash in Trust	$450	Cash to Selling Shareholders	$465
Sellers' Equity	4,285	Sellers' Equity	4,285
SPAC Sponsor Shares	113	SPAC Sponsor Shares	113
Existing Balance Sheet Cash	300	Transaction Expenses	80
		Cash to Balance Sheet	205
Total	**$5,148**	**Total**	**$5,148**

Post-Transaction Ownership[1]



Public Shareholders
Sponsor
9.3%
2.3%
88.4%
SGHC Shareholders

[1] Post-transaction ownership excludes shares subject to earn-out.
[2] Represents Super Group roll over equity assuming earn-out triggers are achieved.

sghc Super group
23

 Company Benchmarking

We Have a Powerful Combination of Profitability and Growth


Profitability
'22E Adj. EBITDA Margin >20%
betsson
Entain
kindred
Super group
sghc
Flutter
DRAFT KINGS
RUSH STREET
POINTSBET
Growth
'20A – '22E Revenue CAGR >20%
U.S. Market Access
>10 States

- ✓ Only global gaming company of scale with **combination of growth and profitability**
- ✓ Substantial **cash flow generation** with **no debt** outstanding
- ✓ Global footprint with **multiple new market opportunities**
- ✓ **Established US market access** with **proven capability** to profitably enter new markets
- ✓ **Poised to benefit** from consolidating industry

Super group sghc

Source: Peers based on IBES Consensus estimates as of 17-Sept-2021
Note: 888 Holdings excluded from diagram as it does not meet required growth, profitability or market access thresholds.

25

                     2020A – 2022E Revenue CAGR                              2020A – 2022EEBITDA CAGR                              2022EEBITDA Margin                              2022E Levered Free Cash Flow           Comparable Company Financial Benchmarking  26  Source: Management Financials, Wall Street Research (IBES Consensus Estimates) and Capital IQ median consensus estimates.Market data for 888 Holdings as of 06-Sept-2021 and for all other peers as of 17-Sept-20211 888 Holdings not pro forma for the acquisition of William Hill International and priced as of 06-Sept-2021, which is prior to announcement of deal to reflect unaffected metrics.    Global B2C  US B2C  1

Comparable Company Valuation Benchmarking

	Super group[1]	Flutter	Entain	888 Holdings[2]	DraftKings	Rush Street Interactive
TEV / 2022E Revenue	2.6 x	4.4 x	3.0 x	1.4 x	14.7 x	6.6 x
TEV / 2022E EBITDA	11.1 x	22.6 x	12.5 x	8.4 x	NM	NM
TEV / 2021E Growth-Adjusted EBITDA[3]	0.66 x	1.35 x	0.74 x	1.51 x	NM	NM
Equity Value / 2022E Levered Free Cash Flow	12.8 x	32.2 x	18.2 x	18.0 x	NM	NM

Global B2C   US B2C

Source: Management Financials, Wall Street Research (IBES Consensus Estimates) and Capital IQ median consensus estimates.
Market data for 888 Holdings as of 06-Sept-2021 and for all other peers as of 17-Sept-2021
Note: Market capitalization is based on fully diluted shares outstanding and option dilution is calculated using the treasury stock method
[1] Super Group valuation based on fully diluted post-money pro forma TEV of $4,643mm with 2021E Operational EBITDA of $350mm and 2022E Operational EBITDA of $420mm.
[2] 888 Holdings not pro forma for the acquisition of William Hill International and priced as of 06-Sept-2021, which is prior to announcement of deal to reflect unaffected metrics.
[3] TEV / 2021E growth-adjusted EBITDA multiples are growth adjusted by 2021E-2022E YoY growth.

Super group sghc

27

Key Investment Highlights                Holding company for leading online sports and online gaming with diversified global footprint  Proven ability to enter and profitably launch in new markets  Proprietary data & analytics engine drives retention and monetization  Poised to benefit from strategic entry into the US   Globally recognized sports brand with proven marketing and sponsorship strategy  Strong financial profile with debt free balance sheet  Deep bench of experienced management supported by fully-scaled employee base and long-term shareholders  23Licensed Jurisdictions (excl. US)  $44bn+Wagers / Year1  26Languages Offered  17In-Country Teams  Global Sports Brand  60+Betway Brand Partnerships  $350m+Estimated 2021 Operational EBITDA  31%’20 – ’22 Operational EBITDA CAGR (excl. US)  2.5m+Monthly Active Customers  11US Market Access Deals2   45%+LTM GGR From Pre-2020 Customers1  $53bnTAM at Maturity  ~3,700Employees  >70%Of shareholding by value not selling any shares  28  1  2  3  4  5  6  7  1 12 months ending June 2021.2 DGC has secured market access deals in up to an initial 11 states, including a temporary license obtained for Arizona. Super Group has executed a definitive agreement to acquire DGC, subject to regulatory approvals and other customary closing conditions.  Sources:Wagers (draft F-4, EP 215 as of 9/9/2021)Brand partnerships (draft F-4, EP 228 as of 9/9/2021)US market access deals (draft F-4, EP 215-216 as of 9/9/2021)$350m EBITDA and CAGR (draft F-4, EP 138 as of 9/9/2021)23 licensed jurisdictions — from Oakvale: “F4 is not pro forma for the whole group while the IP is. If you pf the whole group then the number of licensed jurisdictions is 23”

 Appendix

 Financial Information  30  (in $ millions)  FY2019A2  FY2020A2  FY2021E  FY2022E  NGR  $874  $1,114  $1,500+  $1,700+  Other Revenue1  $43  $63  $80  $83  Total Revenue  $917  $1,177  $1,580+  $1,783+  % NGR Growth    27.5%  34.6%  13.3%            Operational EBITDA3  $50  $245  $350+  $420+  % NGR Margin  5.7%  22.0%  23.3%  24.7%  % Growth    390.0%  42.9%  20.0%               Note: Derived from BAU model, excludes DGC and investment in the US. Historic numbers reported in EUR and converted to USD at the average monthly exchange rate. Blended yearly EUR:USD of 1.20 (2019), 1.14 (2020), 1.22 (2021 & 2022)1. Brand fee.2. Change in NGR and Operational EBITDA from April 2020 Investor Presentation due to audit adjustments.3. Operational EBITDA excludes unrealised FX gains / losses, and exceptional and extraordinary charges not relating to the operations of the business.

 Reconciliation to Financial Statements in F-4 – NGR  31  (in millions)  FY2020A  Comments  F-4 Revenue (EUR)  908    F-4 Revenue (USD)  1,040    (+) Entity consolidation or disaggregation  144  Investor presentation assumes full year consolidation of all relevant entities into Super Group  (+) Audit Adjustments  (6)  Relating to the audit and other financial adjustments that were ongoing at the time of publishing initial investor presentation. Bonus adjustments and exclusion of countries not considered part of Super Group going forward strategy  (-) Other Revenue  (63)  Brand fee. Not part of NGR, albeit part of Revenue  Investor Presentation NGR  $1,114m1       Note: Excludes DGC and investment in the US. All values reported in EUR and converted to USD at daily rates, resulting in a 2020 blended yearly weighted-average rate of 1.141 Discrepancies due to rounding error.

 Reconciliation to Financial Statements in F-4 – EBITDA  32  (in millions)  FY2020A  Comments  F-4 EBITDA (EUR)  181    F-4 EBITDA (USD)  206    (+) Entity consolidation or disaggregation  55  Investor presentation assumes full year consolidation of all relevant entities into Super Group  (+) Audit Adjustments  (1)  Relating to the audit and other financial adjustments that were ongoing at the time of publishing initial investor presentation. FX adjustments, net goodwill adjustments, capitalisation of development costs, and exclusion of countries not considered part of Super Group going forward strategy  Investor Presentation Operational EBITDA  $259m1    (+) Audit Adjustments  (14)  Relating to the audit and other financial adjustments that were ongoing at the time of publishing initial investor presentation. Mostly relating to capitalization adjustments  Operational EBITDA  $245m       Note: Excludes DGC and investment in the US. All values reported in EUR and converted to USD at daily rates, resulting in a 2020 blended yearly weighted-average rate of 1.19. The rate differs from the weighted-average rate for NGR owing to revenue flows over time being relatively uniform with relatively stable growth, whereas certain significant expenses occur or are accounted for on a more sporadic basis1 Discrepancies due to rounding error.

 Glossary of Terms  Term  Definition  Super Group  Holding company for leading global sports betting and gaming business Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. All financial and operational metrics are presented on a pro-forma basis to show a like-for-like comparison with forecasts that assume the consolidated group structure as at closing  Financial Results  Actual results are unaudited. Super Group is in the process of completing full audits which will be finalized before closing of the transaction  $  United States Dollar (USD)  Wagers  Gross dollar value of bets made on Super Group’s various sports and casino platforms  GGR  Gross Gaming Revenue; Gross dollar value of bets less payouts  NGR  Net Gaming Revenue; GGR less bonuses, progressive jackpot contributions, VAT and GST  Monthly Active Customers  Number of unique customers who placed a wager in a month  Cohort  Customers acquired during a specific period (usually a month)  ROI  Return on Investment; Current value of investment less cost of investment all divided by cost of the investment  DGC  Digital Gaming Corporation (‘DGC’) has secured market access deals in up to an initial 10 states. Super Group has executed a definitive agreement to acquire DGC, subject to regulatory approvals and other customary closing conditions  33